

March 8, 2011

Steven J. Heyer
Chief Executive Officer
Harry & David Holdings, Inc.
2500 South Pacific Highway
Medford, OR 97501

Re: **Harry & David Holdings, Inc.**
Form 10-K for Fiscal Year Ended June 26, 2010
Filed September 16, 2010
File No. 333-127173

Dear Mr. Heyer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 26, 2010

Item 9A. Controls and Procedures, page 33

1. We note your disclosure that management, in designing and evaluating disclosure controls and procedures, recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and are subject to certain limitations, including the exercise of judgment by individuals, the inability to identify unlikely future events, and the inability to eliminate misconduct completely. Please tell us whether your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures

will meet their objectives. If so, please revise the conclusion of your management, including your chief executive and financial officers, to state, if true, that your disclosure controls and procedures are effective at the reasonable assurance level. Refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Note 9 - Benefit Programs, page F-20

2.   Please tell us your consideration of providing a reconciliation of the beginning and ending balances of plan assets measured using significant unobservable inputs. In addition, please disclose the accumulated benefit obligation for each year presented. Please refer to ASC 715-20-50-5.

3.   Please tell us how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Also, since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with ASC 235-10-50-3.

Exhibits 31.1 and 31.2

4.   Please revise the certifications to conform exactly to the certification in Item 601(b)(31) of Regulation S-K. Specifically, replace "this Annual Report" in paragraphs 2 and 3 with "this report." Also, at the end of paragraph 3, replace "period" with "periods."

5.   Please either file or incorporate by reference a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief